MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated the ___ day of April 2005.

BETWEEN:

Entourage Mining Ltd., a company duly incorporated in the Province of British Columbia, having an office at 614 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3.

(“Entourage”)

OF THE FIRST PART

AND:

CMKM Diamonds, Inc., a company duly incorporated in the State of Nevada, having an office at 5375 Procyon St., Suite 101, Las Vegas, NV, 89118.

(“CMKM”)

OF THE SECOND PART

WHEREAS

A.
Entourage has a sub-lease agreement with an option to purchase a 100% undivided beneficial interest in certain mineral property interests (commonly referred to as the Black Warrior Project) located at Mineral Ridge in the Walker Lane gold-silver belt of Esmeralda County, Nevada and which mineral property interests are more particularly described in Schedule “A” attached hereto which forms a material part of this Agreement; and

B.
Entourage wishes to grant an option to CMKM to acquire a ten percent (10%) beneficial interest in and to the Black Warrior Project (as hereinafter defined), and CMKM wishes to acquire the same on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES the terms and conditions of our agreement whereby CMKM Diamonds, Inc. (CMKM) will participate as to 10% beneficial interest in and to a prospective gold, silver mineral property located at Mineral Ridge in the Walker Lane gold-silver belt of Esmeralda County, Nevada (as more particularly described in Schedule “A” hereto) from Entourage Mining Ltd.

In consideration of the sum of $10.00 paid by CMKM to Entourage, the receipt and sufficiency of which is hereby acknowledged, and for other good and valuable consideration, the parties hereto agree as follows:

1.	GRANT OF OPTION

1.1
Entourage hereby grants to CMKM the option to acquire an undivided 10% beneficial right, title and interest in and to the Property in consideration of the following payments and work commitments by CMKM:

(a)
make a payment of $40,000 USD to Entourage upon Entourage executing its sub-lease option agreement to purchase a 100% beneficial interest in the Black Warrior Project for four hundred thousand ($400,000.00) USD; and

(b)	make $85,000.00 USD in work commitments or an amount equal to but not to exceed 10% of Entourage’s work expenditures on the property.

(subsections (a) and (b) above being hereinafter collectively referred to as the “Option Exercise Price”).

1.2
Upon payment of the Option Exercise Price in section 1.1 above, the Option will be deemed to have been exercised by CMKM and Entourage agrees to make any and all efforts to register the interest of CMKM in the Property.

2.	REPRESENTATIONS AND WARRANTIES

	2.1	CMKM represents and warrants to Entourage that:

(a)
CMKM Diamonds, Inc. was duly incorporated under the laws of the State of Nevada, is validly subsisting and in good standing under the laws of the State of Nevada, and has all requisite power and capacity to carry out its obligations under this Agreement;

(b)
the execution and delivery of this Agreement and the performance by CMKM of its obligations hereunder does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under, any of the terms of its incorporating documents or any agreement or instrument to which CMKM is a party;

		(c)	this Agreement has been or will be authorized by all necessary corporate action on the part of CMKM;
(d)
CMKM is in good standing with all regulatory and statutory bodies that have jurisdiction over its affairs and will remain in good standing with all relevant regulatory and statutory bodies from the term of this Agreement;

(e)
There are no actions, suits, proceedings or investigations in progress, pending or, to the knowledge of CMKM and its directors and officers, threatened, against or affecting CMKM, at law or in equity, before any court, arbitrator, regulatory body or federal, provincial, state, municipal or regional government or governmental authority, including any department, commission, board, bureau, administrative agency or similar body, domestic or foreign, which may materially adversely affect CMKM or its financial condition or any other action taken or to be taken by CMKM pursuant to or in connection with this Agreement;

		(f)	There is no adverse material information with respect to CMKM that has not been generally disclosed;
(g)
During the period between the execution of this Agreement and Closing, the business affairs of CMKM will be conducted in a commercially reasonable manner and all reasonably necessary efforts shall be made to preserve intact the business of CMKM, its relationships with third parties, and the services of its existing officers, employees, and directors.

	2.2	Entourage represents and warrants to CMKM that:

(a)
Entourage has a sub-lease agreement with an option to purchase a 100% undivided beneficial interest in Property including registered title (subject to a net smelter royalty (the “Royalty) as described herein in Schedule “B” and forming part of this Agreement) and that all sub-lease and leasehold payments have been made and are in good standing;

		(b)	entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of, any agreement or instrument to which Entourage is a party;
(c)
Entourage has due and sufficient right and authority to enter into this Agreement in accordance with this Agreement and this Agreement has been or will be authorized by all necessary action on the part of Entourage;

		(d)	the exploration cost of the first two years expenditures will amount to eight hundred fifty thousand ($850,000.00) USD;
(e)
Entourage will act as Operator of the Property during the term of this Agreement and will carry out its work and obligations as Operator in a workmanlike fashion, in accordance with industry standards including industry standards for any remedial or environmental or reclamation work to be completed on the Property.

2.3
Entourage represents and warrants to CMKM that Entourage has a sub-lease agreement with Goodsprings Development Corp. (“GDC”), and that GDC has a master lease agreement with Apex 76 Deep Mines Co. (“Apex”), both Nevada corporations; both lease agreements terminate upon Entourage paying an aggregate consideration of $400,000 to Goodsprings Development Corp.; as well, Entourage warrants and represents that the Black Warrior Project has a Net Smelter Royalty (the “NSR” or “Royalty”) payable to Goodsprings Development Corp. and this Royalty is herein fully described in Schedule “B” of this Agreement.

3.	COVENANTS OF CMKM CARINA

	3.1	CMKM covenants and agrees with Entourage that:

(a)
CMKM will ensure that any disclosure documents will constitute full, true and plain disclosure of all material facts relating to CMKM and that it will acquire, if necessary, approval as required under applicable securities laws; and

		(b)	CMKM will continue to be in compliance with its obligations under any and all securities regulators as necessary in its jurisdiction.

4.	PAYMENT OF FUNDS TO ENTOURAGE

	4.1	The payments of $85,000 or 10% of total work commitments, as the case may be, will be made on a quarterly basis as to 10% of Entourage’s expenditures on the project in the quarter, with the first payment to be made June 30, 2005 and payments to be made in each successive quarter for the term of this Agreement.

5.	CONDITIONS TO THE OBLIGATIONS OF CMKM

5.1
The obligations of CMKM herein are expressly subject to satisfactory due diligence investigations of Entourage and the Property; such due diligence having been completed by Entourage prior to the signing this Agreement.

6.	RIGHTS AND OBLIGATIONS OF THE PARTIES

	6.1	Upon execution of this Agreement, CMKM shall take all reasonable steps to:

(a) gain, prior to Closing, such approvals to this Agreement as may be required from CMKM, its shareholders and from regulatory and statutory authorities having jurisdiction (if any);
(b) at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of Entourage hereunder; and
(c)
provide to Entourage and its designated representatives (including legal counsel) any and all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to CMKM which are in the care, control and possession of CMKM.

	6.3	Upon execution of this Agreement, Entourage shall take all reasonable steps to:

(a) at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of CMKM hereunder;
(b)
ensure that CMKM (through its ownership of an interest in the Property) will have, upon Closing, exclusive and quiet possession of its interest in the Property, without the occupation of the same or any part thereof by any other person other than any person described in the master and sub-lease agreements described herein; and

(c)
provide to CMKM and its designated representatives (including legal counsel) any and all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to the Property which are in the care, control and possession of Entourage.

	6.4	This Agreement is an option only. Nothing in this Agreement, until Closing, will be deemed to create between the parties hereto a joint venture, partnership or other form of relationship.

7.	CLOSING

7.1
The closing of the exercise of the Option to acquire a ten (10%) percent interest in the Property (the “Closing”) shall occur within thirty (30) days of the date on which CMKM provides notice to Entourage, in writing, that it has agreed to the terms of the Option Exercise Price in section 1.1.

7.2
Upon Closing and after Entourage has completed the terms of its sub-lease with Goodsprings Development Corp. and paid the outstanding aggregate $400,000.00 property purchase price, Entourage shall complete any and all filings with the State of Nevada, and any regulatory bodies having jurisdiction thereof, necessary to transfer registered title to 10 (10%) percent of the Property to CMKM.

7.3
Upon Closing, the parties hereto, and any other parties with an interest in the Property, shall enter into a joint venture agreement by which their future exploration and development of the Property will be governed. The terms of this joint venture agreement will require that each party to it contribute, pro-rata according to their interest in the Property, to future expenditures and work on the Property.

8.	MISCELLANEOUS

8.1
Any notice to be required or permitted hereunder will be in writing and delivered by hand delivery, facsimile transmission, or prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party at the address specified below, or to such other address as either party may give to the other for that purpose. The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile, or, if given by registered mail as aforesaid, will be the date on which the notice, demand or other communication is actually received by the addressee.

If to Entourage: Fax: 604-669-4368 If to CMKM: Fax : 702-247-1307

	8.2	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and permitted assigns.

	8.3	Each of the parties hereto agrees that it shall be responsible for its own legal expenses and disbursements relating to this Agreement.

8.4
Save and except as concerns applicable laws of the State of Nevada concerning title to and transfer of mineral claims, this Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the parties agree to attorn to the courts thereof.

	8.5	All dollar figures in this Agreement are given in valid currency of the United States, unless otherwise specified.

	8.6	This Agreement may be executed by facsimile and in counterpart.

	8.7	All amendments to this Agreement must be in writing and signed by all of the parties hereto.

8.8	The interests, rights and obligations of the parties herein may not be assigned, sold, transferred or otherwise conveyed without the express written consent of the parties hereto.

8.9	The parties hereto acknowledge that CD Farber Law Corp. represents Entourage in the preparation and negotiation of this Agreement and CMKM has been advised to seek independent legal advice.

8.9.1	The term of this Agreement shall be for a period of five (5) years at which time this Agreement, and the Option granted hereunder, shall terminate if the Option Exercise Price has not been paid.

If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing a copy of this Agreement in the space provided below turning the same to us at your earliest convenience. Upon your execution thereof, this Agreement will constitute a legal and binding agreement subject to its terms.

The terms of the Agreement above are hereby read, understood, acknowledged and accepted by the undersigned effective the ____ day of ______________ , 2005.

ENTOURAGE MINING LTD.

___________________________________
Authorized Signatory

CMKM DIAMONDS, INC..

___________________________________
Authorized Signatory

SCHEDULE “A”

A.	Patented Mining Claims

Black Warrior patented claim USMS 40 and Sunrise USMS 41 in Section 31&32, T. 1 S., R. 39 E., MDB&M, Esmeralda County, Nevada.

APN 000-006-14

B.	Unpatented Mining Claims:

Claim Name:

BW1 to BW5
BWX1 to BWX4

BLM NMC Nos.
773255-58, 789771
801552-555

Esmeralda County
Assessor’s Parcel No.000-006-14

Table of Claims
CLAIM NAME/ NUMBER	AREA ha	TOWNSHIP	RANGE	SECTION	LOCATION DATE
CP1	8.36	1S	39E	2,11
CP2	8.36	40N	51E	2,11
CP3	8.36	40N	51E	2
CP4	8.36	40N	51E	2
CP5	8.36	40N	51E	2
CP6	8.36	40N	51E	2
CP7	8.36	40N	51E	2
CP8	8.36	40N	51E	2
CP9	8.36	40N	51E	2
CP10	8.36	40N	51E	2
CP11	8.36	40N	51E	2
CP12	8.36	40N	51E	2
CP13	8.36	40N	51E	2
CP14	8.36	40N	51E	2
CP15	8.36	40N	51E	2
CP16	8.36	40N	51E	2
CP17	8.36	40N	51E	2
CP18	8.36	40N	51E	2
CP19	8.36	41N	51E	35
CP20	8.36	41N	51E	35
CP21	8.36	41N	51E	35
CP22	8.36	41N	51E	35
CP23	8.36	40N	51E	11
CP24	8.36	40N	51E	11
CP25	8.36	40N	51E	11
CP26	8.36	40N	51E	11
CP27	8.36	40N	51E	12
CP28	8.36	40N	51E	12

CP29	8.36	40N	51E	12
CP30	8.36	40N	51E	12
CP31	8.36	40N	51E	1,12
CP32	8.36	40N	51E	1,12
CP33	8.36	40N	51E	1
CP34	8.36	40N	51E	1
CP35	8.36	40N	51E	1
CP36	8.36	40N	51E	1
CP37	8.36	40N	51E	1
CP38	8.36	40N	51E	1
CP39	8.36	40N	51E	1
CP40	8.36	40N	51E	1
CP41	8.36	40N	51E	1
CP42	8.36	40N	51E	1
CP43	8.36	41N	51E	36
CP44	8.36	41N	51E	36
CP45	8.36	41N	51E	36
CP46	8.36	41N	51E	36
CP47	8.36	41N	51E	35,36
CP48	8.36	41N	51E	36
CP49	8.36	41N	51E	36,35
CP50	8.36	41N	51E	36
CP51	8.36	41N	51E	36,35
CP52	8.36	41N	51E	36
CP53	8.36	41N	51E	35,36,25,26
CP54	8.36	41N	51E	25,36
CP55	8.36	41N	51E	25,26
CP56	8.36	41N	51E	25
CP57	8.36	40N	51E	1
CP58	8.36	40N	51E	1
CP59	8.36	40N	51E	2
CP60	8.36	40N	51E	2
CP61	8.36	40N	51E	2

CP62	8.36	40N	51E	2
CP63	8.36	41N	51E	35
CP64	8.36	41N	51E	35
CP76	8.36	40N	51E	1,12
CP77	8.36	40N	51E	1,12
CP78	8.36	40N	51E	1,12

Schedule “B”
The Net Smelter Royalty or Production Royaly Terms and Conditions

The following “Production Royalty” terms and conditions have been set out in the sublease agreement between Entourage USA Inc. (a wholly owned subsidiary of Entourage Mining Ltd.) and Goodsprings Development Corp. and the general terms and conditions have been paraphrased for purposes of this Agreement.

Production Royalty. Lessee shall pay to Owner a production royalty equal to three percent (3%) of the Net Smelter Returns from the production or sale of Minerals from the Property. The Lessee shall pay the Royalty within one month after the last day of each month during which Lessee sells or ships any Minerals, materials or ores. Lessee shall have the option to purchase one third of the Royalty representing a one percent (1%) Net Smelter Return Royalty, for one million dollars ($1,000,000.00), in accordance with the terms of the conveyance to be executed and delivered in accordance with the terms set out in the “Sub-Lease”. Lessee may exercise its option to purchase such part of the Royalty at any time during the term of this Agreement.